FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated November 3, 2003

2.	Press release dated November 4, 2003

3.	Press release dated November 12, 2003

4.	Press release dated November 18, 2003

5.	Press release dated November 19, 2003

6.	Press release dated November 25, 2003

Item 1.

AVNET ASIC ISRAEL JOINS ARM ATAP PROGRAM First Israeli ATAP Partner brings ARM core-based design services to Israel

CAMBRIDGE, UK AND KFAR SABA/TEL-MOND, ISRAEL – Nov. 3, 2003 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, and Avnet ASIC Israel, Ltd. (AAI), previously known as RDT, a subsidiary of Avnet, Inc., the world’s largest distributor of electronic components and design services, announced that AAI has joined the ARM® ATAP™ technology access program. As an ATAP Partner, AAI will serve as an ARM Approved Design Center for fast-growing fabless semiconductor companies, as well as traditional ASIC clients in Israel.

The global trend toward outsourcing of ASIC design has created a growing need for design centers that have a proven track record of proficiency. The ATAP program provides a framework for selecting competent design centers equipped with the ARM technology necessary for complex system-on-chip (SoC) designs. AAI’s entry into the program offers Israeli developers a design center with a proven ability to handle the complex tasks associated with SoC design.

“It is especially important for our Partners in fast-growing markets to have a local support network and resources to produce next-generation products without sacrificing time-to-market,” said Shlomo Rosenberg, country manager, ARM Israel. “AAI’s demonstrated expertise, in conjunction with its existing relationships with Foundry Program Partners such as Tower Semiconductor and others, ensures that developers in this region will be well served. ARM is looking to increase its partnership with Israeli companies, and the ATAP program is yet another way to enable the local market.”

“Becoming the first Israeli Partner in the ATAP program facilitates AAI’s ability to offer our design services for the industry standard ARM microprocessor cores,” said Nadav Ben-Ezer, managing director, AAI. “AAI’s expertise combined with the ARM support center will enable us to offer our customers low-risk solutions with short design cycles.”

About the ATAP Program

ATAP design partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ bus peripherals and development techniques. Each design center must demonstrate its own unique skills in specific technology domains, as well as market segment expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support.

For more information on the ARM ATAP program, please email info@arm.com or visit the website at www.arm.com.

About ARM

ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Avnet, Inc.

Phoenix-based Avnet, Inc. is an authorized B2B distributor for the manufacturers such as IBM, Motorola, Intel, Microsoft, Texas Instruments, HP and National Semiconductor. Via its two operating groups, Avnet markets, distributes and adds value to electronic components, embedded systems and enterprise computing products, and serves more than 100,000 customers including original equipment manufacturers, contract manufacturers, value-added resellers, systems integrators and end users in 68 countries. Avnet also delivers services such as inventory management and logistics, supply-chain integration, bill-of-materials analysis, systems integration and configuration, technical assistance and engineering design. A Fortune 500 company, Avnet’s revenues for fiscal 2003 (year ended June 27, 2003) were $9.05 billion

About Avnet ASIC Israel, Ltd.

Israel-based Avnet ASIC Israel Ltd. (“AAI”) is a fully owned subsidiary of Avnet Israel, which is the Israeli branch of Avnet Inc.. AAI is an ASIC Design and Support Center which is helping customers, mostly Israeli Electronic companies, to implement their designs with ASIC vendors and Semiconductors Foundries and providing a range of design services, such as IP integration, Physical Synthesis, Test (SCAN, BIST, JTAG, ATPG), Static Timing Analysis, Floorplanning, Place and Route, Clock Systems, Signal Integrity Provisions, Physical Verifications (DRC/LVS) and Tape-Out for a full RTL to GDSII design flow. AAI is a “one-stop-shopping” supplier to its customers providing also Post Silicon services and logistics flow for assembly, testing and shipment of fully tested and qualified devices. To contact AAI please call +972-9-7780270 or e-mail to nadav.ben-ezer@avnet.com

ENDS

ARM is a registered trademark of ARM Limited. ATAP and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consult

Item 2.

PROTOCOM LICENSES ARM CORE AND ANNOUNCES ADVANCED
SEMICONDUCTOR TARGETING MOBILE VIDEO DEVICES

Single chip MPEG-4 audio/video compression device offers high-quality, low-power consumption for next-generation mobile consumer electronics

CUPERTINO, Calif. and CAMBRIDGE, UK – Nov. 4, 2003 – Protocom Technology, a fabless purveyor of Audio Visual CODECs for mobile consumer electronics markets and ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced their first licensing agreement. Protocom, which specializes in developing MPEG-4-enabled A/V compression devices, has integrated ARM922T™ core technology into its new PR818 single chip MPEG-4 A/V CODEC.

The ARM Powered® PR818 chip will provide developers with a high-quality, low-power consumption MPEG-4 compression solution that offers longer recording times due to a lower bit-rate and high integration requiring less physical space. These features make the ARM® core-based PR818 ideal for portable consumer electronics devices requiring high-quality video, such as hybrid camcorders.

“Protocom selected the ARM embedded architecture because it enables us to provide our customers with extreme levels of device integration for performance in advanced MPEG-4 A/V applications where both real estate and power are scarce,” said Isaac van Kempen, vice president of marketing, Protocom. “Protocom also takes advantage of the proven reliability, reduced time-to-market, reduction of risk and complete developer support provided through the ARM Foundry Program. The wide range of application firmware available to our customers is also a real bonus.”

The licensing agreement will also enable Protocom to target other high-volume video applications and OS-based products, such as portable video and set-top recordable products with their ARM922T core-based solutions.

“As Protocom grows its customer base, having access to proven market-leading technology like the ARM922T core is critical, as most of Protocom’s customers are already familiar with the ARM architecture,” said Eric Fujishin, global imaging/networking segment manager at ARM. “We consider this agreement with Protocom a key step in meeting the growing demand for ARM technology-based solutions, in intelligent consumer devices such as DVDs, digital still cameras, communicators and PDAs.”

The Protocom PR818 device is now in production and incorporated into products from major electronics manufacturers. New products using the technology are expected to be in consumer hands from the end of this year.

About Protocom
Protocom Technology Corporation was established in 1999 and provides robust MPEG-4 A/V CODEC solutions to top tier players in the hybrid camcorder, cellular phone, PVR, DVD, set-top box and homeland security markets or wherever high performance image processing and A/V compression is critical. Protocom Technology is located in Cupertino, California and is privately held. For more information, visit www.protocomtech.com or call (408) 343-0976.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

– ends –

ARM and ARM Powered are registered trademarks of ARM Limited. ARM922T is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Contact Details:
ARM PRESS OFFICE: 0208 996 4141

Johanna Drake	Michelle Spencer
Text 100 Public Relations	ARM
020 8996 4146	01628 427780
johanna.drake@text100.co.uk	Michelle.Spencer@arm.com

Item 3.

ARTISAN, NATIONAL SEMICONDUCTOR AND ARM COLLABORATE ON
POWERWISE INITIATIVE FOR INTELLIGENT ENERGY MANAGEMENT

Artisan’s libraries will help support rapid and efficient SoC designs utilizing advanced low-power technology

SUNNYVALE, Calif., SANTA CLARA, Calif. AND CAMBRIDGE, UK - Nov. 12, 2003 – Artisan Components, Inc. (Nasdaq: ARTI), National Semiconductor Corporation (NYSE: NSM), and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Artisan, a leading provider of physical intellectual property (IP), will participate in the PowerWise(TM) initiative to increase the energy efficiency of mobile devices. Artisan libraries will be used as a reference platform for National's PowerWise technology and the ARM(R) Intelligent Energy Manager technology.

As part of the collaboration on the PowerWise technology, Artisan plans to make voltage level shifters available for selected standard cell libraries in order to support designs with multiple voltage domains. Artisan also plans to provide Scalable Polynomial Delay Modeling (SPDM) that offers accurate timing representation with variable supply voltage.

“Working with National and ARM allows our libraries to enable a unified power management approach for SoC low-power design,” said Neal Carney, vice-president of marketing at Artisan. “We are pleased to collaborate with such industry leaders to provide an innovative solution to increase the energy efficiency of mobile devices.”

“PowerWise technology is enabling SoC designers to greatly extend the battery life of portable devices,” said Peter Henry, vice president of portable power systems, National Semiconductor. “The availability of Artisan’s libraries enables seamless implementation of PowerWise technology in mainstream product designs.”

“National Semiconductor, Artisan and ARM are working on several joint projects to facilitate widespread adoption of advanced energy management technologies throughout the ARM Partnership,” said Mike Muller, ARM CTO. “ARM aims to achieve widespread adoption of Intelligent Energy Manager technology as part of a continuing commitment to low power in the ARM product roadmap. Artisan plays an important role in enabling the implementation of the technology in silicon.”

Reducing the power consumption of digital processors is critical to the success of next-generation mobile phones. Recognizing this, National Semiconductor and ARM announced a strategic business relationship to jointly develop and market energy-efficient technologies to increase battery life of portable electronic devices (see press release…National Semiconductor and ARM Jointly Develop Power Efficient Systems for Handheld Devices…Nov. 11, 2002). The companies are also working with EDA tool companies such as Synopsys on the reference design flow and design tool support for implementing the PowerWise technology as part of a complete solution controlled by the ARM Intelligent Energy Manager technology.

About PowerWise Technology

PowerWise technology offers a new a solution for increasing energy efficiency of handheld portable devices. The heart of the PowerWise technology for embedded system-on-chip (SoC) designs is an integrated adaptive power controller (APC), which communicates with an external energy management unit (EMU) using the recently released PowerWise Interface (PWI) open-standard. PowerWise technology reduces the system power supply voltage to the absolute minimum necessary to meet the required level of performance.

National Semiconductor’s PowerWise closed-loop adaptive voltage scaling (AVS) technology increases energy efficiency significantly over existing open-loop voltage scaling schemes, achieving the lowest possible voltage at which an application can still meet its performance requirements.

About Intelligent Energy Manager technology

The ARM Intelligent Energy Manager solution implements advanced algorithms to optimally balance processor workload and energy consumption, while maximizing system responsiveness to meet end-user performance expectations. The Intelligent Energy Manager technology works with the operating system dynamically predict the required future CPU performance level for the applications running on the mobile phone. This prediction is the passed through a standard programmer’s model to National’s PowerWise on-chip APC block which adaptively sets the minimum required power supply delivered by the external compliant power management chip to achieve the required performance point.

About Artisan Components

Artisan Components, Inc. is a leading provider of physical intellectual property (IP) components for the design and manufacture of complex system-on-a-chip integrated circuits. Artisan’s products include embedded memory, standard cell, input/output, analog and mixed-signal components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan has licensed its IP components to over 1,200 companies involved in integrated circuit design. Artisan is headquartered in Sunnyvale, California. More information about Artisan Components, including free library access, can be found at http://www.artisan.com.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions.  The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies.  ARM also provides comprehensive support required in developing a complete system.  ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.  More information on ARM is available at http://www.arm.com.

About National Semiconductor

National Semiconductor is the premier analog company. Combining real-world analog and state-of-the-art digital technology, the company is focused on analog-based semiconductor products, which include stand-alone devices and subsystems in the areas of power management, display drivers, audio, amplifiers, imaging and data conversion. The company targets key markets such as wireless, displays, PCs, networks and a broad range of portable applications. With headquarters in Santa Clara, California, National reported sales of $1.67 billion for the 2003 fiscal year, which ended May 25, 2003. Additional company and product information is available on the World Wide Web at www.national.com.

###

Safe Harbor Statement

This press release contains forward-looking statements, including, without limitation, Artisan’s plans to add support in its libraries for designs with multiple voltage domains and scalable polynomial delay modeling, the use of Artisan’s libraries in National’s PowerWise Initiative and ARM’s Intelligent Energy Manager technology, and the expected benefits of such collaboration. These statements are subject to various risks and uncertainties, including, but not limited to, whether there will be technical or other difficulties that delay or prevent Artisan from developing intellectual property components that support the PowerWise Initiative and ARM’s Intelligent Energy Manager technology; market acceptance of these enhanced library products and uncertainties attendant to any new product offering. We refer you also to the documents that Artisan files from time to time with the Securities and Exchange Commission, in particular the section entitled “Factors Affecting Future Operating Results” in Artisan’s annual report on Form 10-K and its quarterly reports on Forms 10-Q. On National’s behalf, we refer you to the risk factors identified in National’s Form 10-Q for the quarter ended August 24, 2003, National’s Form 10-K for the year ended May 25, 2003 (see Outlook and Risk Factors sections of Management’s Discussion and Analysis of Financial Condition and Results of Operation) and National’s Annual Report for the fiscal year ended May 25, 2003. Artisan, National and ARM disclaim any obligation to update or correct the information contained in this press release as a result of financial, business or any other developments occurring after the date of the release.

Artisan Components and Artisan are registered trademarks of Artisan Components, Inc.

National Semiconductor is a registered trademark and PowerWise is a trademark of National Semiconductor Corporation.

ARM is a registered trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Media Contacts:

Mike He	Claudia Natalia

National Semiconductor	Artisan Components
(408) 721-5222	(408) 548-3172
mike.he@nsc.com	Claudia@artisan.com

Michelle Spencer
ARM
+44-1628 427780
michelle.spencer@arm.com

Item 4.

ARM EXPANDS ITS SMART CARD PRODUCT PORTFOLIO WITH
ARM SECURJC TECHNOLOGY

ARM Shortens Smart Card Development Cycles with an Optimized Java Card Virtual
Machine for Secure Wireless, Banking, Government and Transit Applications

CAMBRIDGE, UK – Nov. 18, 2003 –ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at Cartes & IT Security 2003, Paris, France, ARM® SecurJC™ technology, the first openly licensable Java CardTM virtual machine solution optimized for ARM SecurCore™ SC100™ and SC200™ CPUs. This new technology will shorten the time-to-market for high performance, high security Java Card technology-based smart cards. Available for licensing now, the ARM SecurJC solution is appropriate for any type of smart card application including SIM (subscriber identity module for mobile phones), secure banking, government identification and contactless mass transit cards.

The ARM SecurJC technology eliminates the need to re-develop an entire Java Card implementation, enabling developers to concentrate on application design and shorten what is traditionally the most time and resource-consuming element in the design cycle. The use of the SecurJC virtual machine on top of the SecurCore platform makes an additional step in cost-efficiency for 32-bit smart cards solutions, while leveraging Java Card applications interoperability across smart card vendors, a key success factor for wide adoption

“The growing demand for smart cards is creating a need in the industry for technologies that facilitate the timely delivery of high performance, secure products,” said Dominique Lutz, secure segment manager, ARM. “With the Java Card platform as a de-facto standard, companies that utilize the combination of the ARM SecurJC technology with the ARM SecurCore™ microprocessors, will benefit from a leading-edge integrated Java Card solution, ready to use for next-generation smart card applications development.”

“The ARM SecurJC solution, compliant with latest Java Card 2.2.1 Platform specification announced by Sun at Cartes 2003, is an important contribution within the

Sun licensees community,” said Florian Tournier, Java Card product manager, Sun Microsystems. “By integrating the latest functionality in the Java Card platform, the ARM high performance, 32-bit technology-based Java Card product is well positioned to support the requirements for 2G and 3G SIM cards in mobile telephony. It will also successfully address growing Java Card markets such as ID, banking and contactless cards for mass transit or m-commerce.”

The ARM SecurJC solution, a comprehensive Java Card virtual machine, is also compliant with the latest Global Platform 2.1.1 spec from the GlobalPlatform organization, which facilitates the development and the deployment of secure multi-application smart card solutions.

About SecurCore

The ARM SecurCore family provides unique, 32-bit solutions for smart card and secure IC development, offering system designers access to ARM processor cores to create fast, secure e-commerce, banking, networking, mobile multimedia, identification and mass transit solutions. In addition to very small die size, low-power consumption, code density and performance, the SecurCore family incorporates special security features to help resist power and timing attacks. The family also offers Jazelle® acceleration technology for the rapidly growing Java Card platform. The ARM SecurCore family includes the SC100 core, the SC110™ core, the SC200 core and the SC210™ core, providing a broad range of processors offering all the benefits of the industry’s leading high-performance, low-power 32-bit RISC technology, with significant design enhancements that make the ARM approach ideal for secure applications.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

– ends –

ARM and Jazelle are registered trademarks of ARM Limited. SecurJC, SecurCore, SC100, SC110, SC200 and SC210 are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium.

Sun, Sun Microsystems, the Sun logo, Java, Java Card, J2ME and The Network is the Computer are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

Item 5.

ARM DELIVERS FIRST TRANSACTION-LEVEL SYSTEMC MODELS FOR
SYSTEM-LEVEL VERIFICATION

Joint effort with STMicroelectronics and Cadence Confirms Reduction in Verification Time and Leads to OSCI Donation

CAMBRIDGE, UK – Nov. 19, 2003 – ARM [(LSE: ARM) (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of the first transaction-level SystemC models of ARM® cores targeted for system-level verification. The models leverage a joint donation to the Open SystemC Initiative (OSCI) by ARM, Cadence and STMicroelectronics which will accelerate the development of a standard in this area, enabling the rapid deployment of IP for system-level modeling.

With the increasing challenges inherent in nanometer design, the electronics industry is in need of new solutions to address system complexity issues quickly and efficiently. Leveraging the expertise of STMicroelectronics in system modeling design, ARM developed transaction-level models (TLM) of their popular ARM11™ family cores written in SystemC and validated these models with the Cadence® Incisive™ functional verification platform. The models utilize an application programming interface (API) developed in collaboration with STMicroelectronics and Cadence Design Systems that is optimized for early hardware-software verification of complex embedded systems.

“STMicroelectronics has worked with ARM and Cadence to continue the development of a SystemC transaction-level modeling (TLM) methodology for platform validation, and we have jointly donated the work to OSCI for inclusion in the SystemC standard,” said Frank Ghenassia, System & Architecture Technology Group’s manager at STMicroelectronics’ Central R&D. “We have proven the TLM methodology in our design flow for embedded software development and hardware verification, and are seeing excellent results in terms of the quality and rapid implementation in ARM core-based silicon.”

“This collaborative design chain effort between ARM, STMicroelectronics and Cadence demonstrates that the transaction-level SystemC modeling approach has the necessary performance for system-level verification.” said Mitch Weaver, vice president, System Functional Verification Group at Cadence. “Using this approach, STMicroelectronics has been able to verify embedded software six months prior to register transfer level (RTL) completion, significantly reducing their time-to-market.”

“ARM, Cadence and STMicroelectronics have worked as one company to develop and optimize transaction-level models that ensure a proven verification path for embedded systems developers using SystemC technology,” said Mike Muller, at ARM. “This collaboration has enabled us to support our advanced ARM11 family of processor cores with pre-verified SystemC models available for hardware and embedded software design that link tightly to the Incisive Platform.”

Availability

The ARM1136J-S™ System C processor models and the ARM1136JF-S™ SystemC processor models will be available in Q4 from ARM as part of the RealView® Model Library. Additional SystemC models of leading ARM processors and the complete ARM PrimeXsys™ platform will be available by the end of Q4 2003 from ARM.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM11, ARM1136J-S, ARM1136JF-S and PrimeXsys are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 6.

Published: 10:45 25.11.2003 GMT /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Launches New Look For Website

What:

ARM is re-launching its web site (www.arm.com) with a new look, as well as improved navigation and search facilities.  The updated, user-friendly site better reflects the company’s focus on developers, on key markets, and on its Connected Community of Partners.

Visitors to the "new look" arm.com can now access a range of information - from corporate background documents and investor news to technical documentation and support — much more easily.  Interactive ARM® technology tutorials have also been added, providing visitors with an introduction to the full range of ARM cores and services.

Who:

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

– ends –

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2003

ARM HOLDINGS PLC.
By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer